Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 21 October 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the second tranche of the common share buyback program announced on 1 July 2019 (“Second Tranche”), the Company has purchased additional common shares - reported in aggregate form, on a daily basis - on the New York Stock Exchange (NYSE) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees	Consideration excluding fees ($)	Consideration excluding fees (€)*
15/10/2019	NYSE	6,000	156.6261	939,756.60	853,780.87
16/10/2019	NYSE	12,000	160.1066	1,921,279.32	1,742,656.98
17/10/2019	NYSE	12,000	158.2795	1,899,354.00	1,709,128.05
18/10/2019	NYSE	18,000	155.9642	2,807,355.60	2,519,163.32
Total	—	48,000	157.6614	7,567,745.52	6,824,729.21

Since the announcement of the Second Tranche of the buyback program dated 1 July 2019 till 18 October 2019, the total invested consideration has been:

•	Euro 149,999,949.15 for No. 1,063,109 common shares purchased on the MTA (equal to the full amount of the Second Tranche to be executed on MTA as announced on 1 July 2019)

•	USD 43,141,531.74 (Euro 39,151,393.72*) for No. 281,385 common shares purchased on the NYSE resulting in total No. 8,321,528 common shares held in treasury as of 18 October 2019. As of the same date, the Company held 3.23% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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